Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


CONTACT: Tim Gallagher                                    FOR IMMEDIATE RELEASE
                                                          ---------------------


               CARNIVAL CORPORATION REPORTS THIRD QUARTER EARNINGS

         MIAMI (09/20/02) -- Carnival Corporation (NYSE:CCL) reported net income of $500.8 million ($0.85 Diluted EPS) on revenues of $1.44 billion for its third quarter ended August 31, 2002, compared to net income of $495.0 million ($0.84 Diluted EPS) on revenues of $1.49 billion for the same quarter in 2001.

         Net income for the nine months ended August 31, 2002 was $824.6 million ($1.40 Diluted EPS) on revenues of $3.33 billion, compared to net income of $809.9 million ($1.38 Diluted EPS) on revenues of $3.58 billion for the same period in 2001.

         Earnings for the third quarter of 2002 included a $34 million income tax benefit from the company's Costa Cruise operation resulting from a new Italian investment tax law. This was partially offset by a provision of $20 million related to a vessel write-down. In addition, there was a $13 million reduction in earnings in the third quarter of 2002 resulting from canceled cruises during the quarter.

         Cruise revenues for the third quarter of 2002 were 1.4 percent lower than last year primarily because of a significant decline in the number of guests purchasing air transportation from the company and lower cruise ticket prices. This was partially offset by an increase in cruise capacity of 2.2 percent. Net revenue yield (net revenue per available berth day after deducting the cost of air transportation and travel agent commissions) was down less than 1 percent compared to the previous year's third quarter. This was considerably better than the company's earlier forecast of down 3 to 5 percent primarily due to the strengthening of the euro relative to the U.S. dollar and stronger than expected pricing on close-to-sailing bookings during the quarter.

         Also impacting earnings for the third quarter was a 2.7 percent increase in the company's cost per available berth day (excluding the cost of air transportation and travel agent commissions). This increase in cost per berth day was primarily due to the strengthening of the euro relative to the U.S. dollar, higher fuel costs, higher advertising expenditures, and the effect of the canceled cruises.


                                    - more -

2002 Third Quarter Earnings - 2

         Commenting on the third quarter results, Carnival Corporation Chairman and CEO Micky Arison said he was pleased that the company was continuing to improve its performance since the events of September 11. "In spite of the continuing economic uncertainties, political unrest and lingering effects of September 11, we have experienced sequential yield improvement and expect that trend to continue with net revenue yield comparisons turning positive in the fourth quarter," Arison said. He noted that the net revenue yield decline during the third quarter of less than 1 percent was a significant improvement from the
5.3 percent decline reported for the second quarter of this year.

         During the third quarter of 2002, Carnival Cruise Lines announced that it had reached an agreement with the Fincantieri shipyard for the construction of a new 110,000-ton, 2,974-passenger "Conquest-class" vessel, which is to be built at an approximate cost of $450-460 million for delivery in late fall 2005. Arison noted that this was the second cruise ship order by Carnival since September 11, which demonstrates the company's continued belief in the long-term fundamentals of its business. In addition, he pointed out that the company's "strong cash flows and balance sheet enable it to continue to expand its cruise fleet, even during these uncertain times."

         In August 2002, Carnival Cruise Lines launched the new 2,124-passenger Carnival Legend from Harwich, England, which has just completed a high-profile European introduction. Next week, the Carnival Legend begins a series of two-, three- and 11-day cruises from New York. After a pair of six-day Bermuda cruises from Philadelphia and Baltimore, the ship will launch eight-day Caribbean sailings from Fort Lauderdale, Fla., on Nov. 10. Following these voyages, Carnival Legend will return to New York for a unique eight-day Caribbean cruise program from May 13 to Oct. 12, 2003.

         Looking to the fourth quarter of 2002, Arison noted that the tone of bookings continues to provide confidence that fourth quarter net revenue yields will increase over last year. "The booking curve continues to be unusually close to the sailing date as it has throughout 2002, making it more difficult to forecast net revenue yields. However, as expected, fourth quarter bookings during the last two months have run considerably higher than last year's levels although pricing for the fourth quarter is slightly below the prior year. Because of the expected higher occupancy levels for the fourth quarter, we now forecast net revenue yields to be up between 1 to 3 percent," Arison explained.


                                    - more -

2002 Third Quarter Earnings - 3

         Also during the fourth quarter of 2002, both Carnival Cruise Lines and Holland America will introduce new classes of vessels to their fleets. Carnival's largest passenger ship ever constructed, the 2,974-passenger Carnival Conquest, is scheduled to enter service from New Orleans in mid-November 2002. In addition, Holland America will also launch the 85,000-ton Zuiderdam, the first ship in its new Vista-class series, in December 2002 from Fort Lauderdale. This 1,848-passenger vessel represents a 28 percent increase in passenger capacity over the 1,440-passenger Volendam, the largest ship currently in Holland America's fleet, and offers more than 85 percent of its cabins with ocean views, of which 80 percent have balconies.

         Separately, Carnival is continuing to cooperate with the Federal Trade Commission in its ongoing investigation, now nearing completion, with regard to Carnival's pending pre-conditional offer for P&O Cruises.

         The company has scheduled a conference call with analysts at 11 a.m. EDT today to discuss its 2002 third quarter earnings. This call can be listened to live, and additional information can be obtained at Carnival Corporation's Web site at WWW.CARNIVALCORP.COM.

         Carnival Corporation is a global vacation and leisure travel provider that operates Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line, Windstar Cruises and Holland America Tours. Carnival Corporation's six cruise brands operate 44 ships in the Caribbean, Europe, Mexican Riviera, Alaska, South America and other worldwide destinations, and have 15 new ships scheduled for delivery during the next four years.

******************************************************************************

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in financial and equity markets; Carnival's financial and contractual counterparties' ability to perform; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs ; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to successfully implement cost improvement plans; the continuing financial viability and/or consolidation of Carnival's travel agent distribution system; Carnival's ability to successfully integrate business acquisitions and changes in laws and regulations applicable to Carnival.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Carnival plans to file a registration statement on Form S-4 and a statement on Schedule TO with the U.S. Securities and Exchange Commission in connection with commencement of its pre-conditional offer to acquire P&O Princess Cruises plc. The Form S-4 will contain a prospectus and other documents relating to the pre-conditional offer. Carnival plans to mail the prospectus contained in the Form S-4 to shareholders of P&O Princess when the Form S-4 is filed with the SEC. The Form S-4, the prospectus and the Schedule TO will contain important information about Carnival, P&O Princess, the pre-conditional offer and related matters. Investors and stockholders should read the Form S-4, the prospectus, the Schedule TO and the other documents filed with the SEC in connection with the pre-conditional offer carefully before they make any decision with respect to the pre-conditional offer. The Form S-4, the prospectus, the Schedule TO and all other documents filed with the SEC in connection with the pre-conditional offer will be available when filed free of charge at the SEC's web site, at WWW.SEC.GOV. In addition, the prospectus and all other documents filed with the SEC in connection with the pre-conditional offer will be made available to investors free of charge by writing to Tim Gallagher at Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida, 33178-2428.

In addition to the Form S-4, the prospectus, the Schedule TO and the other documents filed with the SEC in connection with the pre-conditional offer, Carnival is obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. Persons may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at WWW.SEC.GOV.


CONTACT INFORMATION:

For investor relations, please contact Beth Roberts, Tel: 1-305-599-2600, ext. 19066, and for media inquiries, please contact Tim Gallagher, Tel:
1-305-599-2600, ext. 16000, Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428.

2002 Third Quarter Earnings - 5


                              CARNIVAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                       AUGUST 31,                     AUGUST 31,
                                                       ----------                     ----------
                                                   2002        2001                2002          2001
                                                   ----        ----                ----          ----
                                                       (in thousands, except earnings per share)
REVENUES                                        $ 1,437,655    $ 1,489,918    $ 3,332,588    $ 3,576,649
                                                -----------    -----------    -----------    -----------
COSTS AND EXPENSES
    Operating                                       682,243        719,378      1,733,863      1,920,832
    Selling and administrative                      147,900        146,797        442,647        457,252
    Depreciation and amortization                    99,088         97,008 (a)    281,431        280,958 (a)
    Impairment charge                                20,000        101,389         20,000        101,389
                                                -----------    -----------    -----------    -----------
                                                    949,231      1,064,572      2,477,941      2,760,431
                                                -----------    -----------    -----------    -----------
OPERATING INCOME BEFORE LOSS FROM
     AFFILIATED OPERATIONS                          488,424        425,346        854,647        816,218

LOSS FROM AFFILIATED OPERATIONS, NET                                                             (44,024)
                                                -----------    -----------    -----------    -----------

OPERATING INCOME                                    488,424       425,346         854,647        772,194

NONOPERATING INCOME (EXPENSE )
     Interest income                                 10,762        12,972          25,177         22,750
     Interest expense, net of capitalized           (28,974)      (30,100)        (86,440)       (92,210)
        interest
     Other income (expense), net                      1,879        93,133 (b)      (5,251)       105,459 (b)
     Income tax benefit (expense)                    28,673 (c)    (6,376)         36,472 (c)      1,695
                                                -----------    -----------    -----------    -----------
                                                     12,340        69,629         (30,042)        37,694
                                                -----------    -----------    -----------    -----------
NET INCOME                                      $   500,764    $  494,975     $   824,605    $   809,888
                                                ===========    ===========    ===========    ===========

EARNINGS PER SHARE
    Basic                                       $      0.85    $      0.84    $      1.41    $      1.39
                                                ===========    ===========    ===========    ===========
    Diluted                                     $      0.85    $      0.84    $      1.40    $      1.38
                                                ===========    ===========    ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING-BASIC           586,672        586,078        586,496        584,698
WEIGHTED AVERAGE SHARES OUTSTANDING-DILUTED         587,917        587,510        588,117        586,744

(a) ON DECEMBER 1, 2001, THE COMPANY ADOPTED SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH REQUIRED THE COMPANY TO CEASE AMORTIZING ITS GOODWILL. GOODWILL AMORTIZATION WAS $5 MILLION AND $15 MILLION IN THE THREE AND NINE MONTHS ENDED AUG. 31, 2001, RESPECTIVELY.
(b)      OTHER INCOME INCLUDED A GAIN OF APPROXIMATELY $100 MILLION FROM
         THE SALE OF THE COMPANY'S MINORITY INTEREST IN AIRTOURS, NET OF A CHARGE OF $7 MILLION FOR LITIGATION EXPENSES.
(c) INCLUDES A $34 MILLION INCOME TAX BENEFIT FROM COSTA CRUISES RESULTING FROM A NEW ITALIAN INVESTMENT TAX LAW.

2002 Third Quarter Earnings - 6



                              CARNIVAL CORPORATION
                  SELECTED STATISTICAL AND SEGMENT INFORMATION

                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                       AUGUST 31,                     AUGUST 31,
                                                       ----------                     ----------
                                                   2002        2001                2002          2001
                                                   ----        ----                ----          ----
                                                   (in thousands)                   (in thousands)
STATISTICAL INFORMATION
    Passengers carried                       1,036                 994                    2,640                2,596
    Available lower berth days               5,524               5,405                   15,842               15,500
    Occupancy percentage                     113.7%              113.0%                  106.3%               107.0%

SEGMENT INFORMATION
    Revenues
        Cruise                      $    1,339,181      $    1,357,606          $     3,207,042      $     3,412,197
        Tour                               125,407             173,600                  158,902              212,358
        Intersegment elimination           (26,933)            (41,288)                 (33,356)             (47,906)
                                    --------------      --------------          ---------------      ---------------
                                    $    1,437,655      $    1,489,918          $     3,332,588      $     3,576,649
                                    ==============      ==============          ===============      ===============
    Operating expenses
        Cruise                      $      614,738      $      627,528          $     1,637,333      $     1,797,491
        Tour                                94,438             133,138                  129,886              171,247
        Intersegment elimination           (26,933)            (41,288)                 (33,356)             (47,906)
                                    --------------      --------------          ---------------      ---------------
                                    $      682,243      $      719,378          $     1,733,863      $     1,920,832
                                    ===============     ===============         ===============      ===============
   Operating income (loss)
       Cruise, excluding
         impairment charge          $      493,002      $      504,598          $       885,346      $       920,190
       Cruise - impairment charge          (20,000)           (101,389)                 (20,000)            (101,389)
       Tour                                 18,558              24,847                   (1,821)               6,686
       Affiliated operations                                                                                 (44,024)
       Corporate                            (3,136)             (2,710)                  (8,878)              (9,269)
                                    --------------      --------------          ---------------      ---------------
                                    $      488,424      $      425,346          $       854,647      $       772,194
                                    ===============     ===============         ================     ===============